AB 4/17

OMC 4/16/12



SECURITIES AND EXCHANGE COMMISSION
RECEIVED
APR 13 2012
DIVISION OF TRADING & MARKETS

UNIT 12061263
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 28941

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2010 (MM/DD/YY) AND ENDING 12/31/2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: KRK LIMITED
(NKA Secondcap America LLC)

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1087 TIMBER CREEK DRIVE #7
(No. and Street)

CARMEL	IN	46032
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
THOMAS McALLISTER 317-371-4311 / 317-571-1112
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SHEDJAMA, INC DBA EDWARD OPPERMAN, CPA
(Name – *if individual, state last, first, middle name*)

1901 KOSSUTH STREET	LAFAYETTE	IN	47905
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, THOMAS McALLISTER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of KRK LIMITED, as of DECEMBER 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

PRESIDENT

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KRK LIMITED

REPORT ON AUDIT OF FINANCIAL STATEMENTS

DECEMBER 31, 2010


EDWARD OPPERMAN
CPA

CERTIFIED PUBLIC ACCOUNTANT & BUSINESS CONSULTANT
1901 Kossuth Street | Lafayette, IN 47905 | 765-588-4335

"NOT JUST YOUR ACCOUNTANT, YOUR PARTNERS IN SUCCESS"
e@edwardoppermancpa.com | www.edwardoppermancpa.com

KRK LIMITED

TABLE OF CONTENTS

	Page Number
Independent Auditors' Report	1
Financial Statements:	
Statement of Financial Condition	2
Statement of Income	3
Statement of Changes in Stockholder's Equity	4
Statement of Cash Flows	5
Notes to the Financial Statements	6 – 8
Independent Auditors" Report on the Supplementary Information	9
Schedule I – Computation of Net Requirements	10 -11
Exhibit I – Auditors' Report on Internal Controls	12 - 13

CERTIFIED PUBLIC ACCOUNTANT & BUSINESS CONSULTANT
1901 Kossuth Street | Lafayette, IN 47905 | 765-588-4335


EDWARD OPPERMAN
CPA

"NOT JUST YOUR ACCOUNTANT, YOUR PARTNERS IN SUCCESS"
e@edwardoppermancpa.com | www.edwardoppermancpa.com

Independent Auditor's Report

The Board of Directors
KRK LIMITED
Carmel, Indiana

We have audited the accompanying balance sheet of KRK LIMITED (an Indiana Corporation), as of December 31, 2010, and the related statements of income, stockholders' equity and comprehensive income, and cash flows for the year then ended. KRK LIMITED's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audits. The prior year summarized comparative information has been derived from the Organization's 2009 financial statements which were audited by other independent auditors, and in their report dated March 29, 2010, they expressed an unqualified opinion on those financial statements.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of KRK LIMITED, as of December 31, 2010, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), KRK LIMITED's internal control over financial reporting as of December 31, 2010, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 11, 2011 expressed an unqualified opinion.

SHEDJAMA, INC
dba Edward Opperman, CPA
Lafayette, Indiana
February 11, 2011

KRK LIMITED
STATEMENT OF FINANCIAL CONDITION
As of December 31, 2010 and 2009

	2010	2009
ASSETS		
Cash and cash equivalents	$ 12,922	$ 11,407
Accounts receivable	-	29,781
Due from estate	-	11,311
Office furniture and equipment	7,698	7,698
less accumulated depreciaiton	(7,698)	(6,498)
TOTAL ASSETS	$ 12,922	$ 53,699
LIABILITIES AND STOCKHOLDERS' EQUITY		
LIABILITIES		
Accounts payable	$ -	$ 25,555
TOTAL LIABILITIES	-	25,555
STOCKHOLDERS' EQUITY		
Common Stock (Par value $1, authorized 1,000 shares, issued and outstanding: 1,000 in 2009 and 2008)	$ 1,000	$ 1,000
Additional Paid In Capital	16,050	8,550
Retained Earnings	(4,128)	18,594
TOTAL STOCKHOLDERS' EQUITY	12,922	28,144
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 12,922	$ 53,699

The accompanying notes are an integral part of the financial statements.

KRK LIMITED
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2010 AND 2009

	2010	2009
REVENUE		
Commissions and fees	$ 125,948	$ 191,745
Interest income	3	45
Other income	2,870	2,913
TOTAL REVENUE	128,821	194,703
EXPENSES		
Commissions	108,372	150,174
Bad debts	26,669	-
Regulatory fees	3,482	-
Professional fees	8,254	-
Insurance	364	-
Office expenses	1,194	-
Travel	1,096	-
Depreciation expense	1,200	-
Other operating expenses	229	26,087
TOTAL EXPENSES	150,860	176,261
Income (Loss) Before Income Tax	(22,039)	18,442
Income Tax Benefits (Expense)	(683)	-
Net Income Before Equity in Income of Investee	(22,722)	18,442
Equity in Income of Investee	-	-
Net Income (Loss)	(22,722)	18,442
Earning (Loss) per share of common stock	$ (22.72)	$ 18.44

The accompanying notes are an integral part of the financial statements.

KRK LIMITED
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2010 AND 2009

	Capital Stock	Additional Paid-In Capital	Retained Earnings	Total
Balance at January 1, 2009	$ 1,000	$ 8,550	$ 152	$ 9,702
Additional Paid In Capital	-	-	-	-
Stock Issue	-	-	-	-
Purchase of Shares	-	-	-	-
Net Income	-	-	18,442	18,442
Balance at December 31, 2009	**$ 1,000**	**$ 8,550**	**$ 18,594**	**$ 28,144**
Additional Paid In Capital	-	7,500	-	7,500
Stock Issue	-	-	-	-
Purchase of Shares	-	-	-	-
Net Income	-	-	(22,722)	(22,722)
Balance at December 31, 2010	**$ 1,000**	**$ 16,050**	**$ (4,128)**	**$ 12,922**

The accompanying notes are an integral part of the financial statements.

KRK LIMITED
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2010 AND 2009

		2010		2009
CASH FLOWS FROM OPERATING ACTIVITIES				
Net Income (Loss)	$	(22,722)	$	18,442
Adjustment to reconcile net income to net cash provided by operating activities:				
Depreciation and amortization		1,200		600
(Increase) decrease in operating assets:				
Accounts receivable		29,781		(29,781)
Due from estate		11,311		(11,311)
Increase (decrease) in operating liabilities:				
Accounts payable		(25,555)		25,555
Net Cash Provided by (Used in) Operating Activities		(5,985)		3,505
CASH FLOWS FROM INVESTING ACTIVITIES				
Proceeds from additional capital stock sold		7,500		-
Net Cash Provided by (Used in) Investing Activities		7,500		-
Net increase (decrease) in cash		1,515		3,505
Cash - beginning of year		11,407		7,902
Cash - end of year	$	12,922	$	11,407
SUPPLEMENTAL DISCLOSURES OF CASH FLOW ACTIVITIES				
Cash Paid During the Year for: Taxes	$	683	$	-

The accompanying notes are an integral part of the financial statements.

KRK LIMITED
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR DECEMBER 31, 2010

NOTE 1: ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCNTING POLICIES

A summary of the Firm's significant accounting policies consistently applied in the preparation of the accompanying financial statements are as follows:

a. Nature of Operations—KRK LIMITED (the Firm) was formed on January 18, 1983, as a corporation in the state of Illinois. The Firm is a registered securities broker dealer. The Firm was formed to offer a broad range of investment management services for the investing public within and without Illinois. In 2010, the Firm was re-domiciled as an Indiana Corporation effective November 8, 2010. The Firm maintains no physical securities, client cash or margin accounts.

b. Cash Equivalents—For purposes of the statements of cash flows, the Firm considers all highly liquid debt instruments with maturities of three months or less when purchased to be cash equivalents. There were no cash equivalents as of December 31, 2010.

c. Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

d. Concentrations of Credit Risk—The Firm places its cash in accounts with a local financial institution. At times, such accounts may be in excess of FDIC insured limits. The Firm did not have amounts in excess of insured limits for both years.

e. Accounts Receivable—Accounts Receivable consists of commissions, fees and other amounts owed to the Firm. The Firm considers accounts receivable to be fully collectible. Uncollectible accounts receivable are charges directly against operations when they are determined to be uncollectible. Use of this method does not result in a material difference from the valuation method required by accounting principles generally accepted in the United States of America.

f. Property, Plant, Equipment and Depreciation—Property and equipment directly owned by the Firm are carried at cost, less accumulated depreciation using accelerated methods of depreciation. Depreciation expense amounted to $1,200 for the year ended December 31, 2010. When property or equipment are sold or otherwise disposed, the cost and related accumulated depreciation are removed from the accounts, and any gain or loss on the disposition is recorded in operations. Expenditures for maintenance and repairs are expensed when incurred. Expenditures that result in the enhancement of the value of the properties involved are treated as additions to plant and equipment.

g. Advertising—The Firm's advertising costs are expensed as incurred. During 2010 no advertising costs were incurred.

NOTE 2: INVESTMENT SECURITIES

At December 31, 2010, securities are stated at current market value. The resulting difference between cost and market is included in income.

NOTE 3: RECEIVABLES AND PAYABLES FROM AND TO BROKERS

Receivables from brokers represent commissions due and accrued to the Firm from their correspondents. The payable to brokers are commissions due to the brokers. At December 31, 2010 there were no receivables or payables to accrue.

NOTE 4: INCOME TAX EXPENSE

The Firm utilizes the asset and liability method of accounting for income taxes, as set forth in Statement of Financial Accounting Standards No. 109 (FAS 109), "Accounting for Income Taxes". This method requires the recognition of deferred tax assets and liabilities for the expected future consequences of events that have been recognized in the Firm's financial statements or income tax returns. Deferred income taxes arise primarily from the recognition of income and expense on the cash basis for income tax purposes.

Income taxes are computed as follows:

	2010	2009
Refundable federal income tax	$ 870	$ -
Refundable state income tax (balance due)	493	-
Total refundable income tax (balance due)	$ 1,363	$ -
Federal income tax expense	$ 441	$ -
State income tax expense	242	-
Total income tax expense	$ 683	$ -

NOTE 5: BASIC EARNINGS PER SHARE

Basic earnings per share of common stock were computed by dividing income available to common stockholders by the weighted average number of common shares outstanding for the year. Diluted earnings per share are not presented because the Firm has issued no dilutive potential common shares.

NOTE 6: FIXED ASSETS AND DEPRECIATION

As of December 31, 2010 and 2009 fixed assets and depreciation expense consisted of the following:

	2010	2009
Office Furniture and Equipment	$ 7,698	$ 7,698
less Accumulated Depreciation	7,698	6,498
Net Book Value	$ -	$ 1,200
Depreciation Expense	$ 1,200	$ 600

NOTE 7: INCOME TAXES

The Firm has adopted recently issued accounting principles related to uncertain tax positions for the year ended December 31, 2010 and has evaluated its tax positions taken for all open years. Currently, the 2007, 2008 and 2009 tax years are open and subject to examination by the Internal Revenue Services, the Illinois Department of Revenue, and the Indiana Department of Revenue. However the Firm is not currently under audit nor has the Firm been contacted by any of these jurisdictions.

Based on the evaluation of the Firm's tax positions, Management believes all positions taken would be upheld under an examination. Therefore, no provision for the effects of uncertain positions has been recorded for the year ended December 31, 2010.

NOTE 8: NET CAPITAL REQUIREMENT UNDER RULE 15c3-1

Pursuant to the net capital provision of Rule-15c3-1 of the Securities and Exchange Act of 1934, the Firm is required to maintain a minimum net capital which may fluctuate on a daily basis. At December 31, 2010, the required minimum net capital was $5,000. On December 31, 2010 the Firm's net capital was $12,922. There were no material difference between the unaudited Part II of Form X-17 A-5 as of December 31, 2010.

NOTE 9: SEC RULE 15c3-3

The Firm claims an exemption to 15c3-3 (Customer Protection Rule) under subparagraph (k) (1) of the rule. Nothing came to our attention during the course of our examination that would indicate the Firm was not in compliance with the requirement of that examination.

CERTIFIED PUBLIC ACCOUNTANT & BUSINESS CONSULTANT
1901 Kossuth Street | Lafayette, IN 47905 | 765-588-4335


EDWARD OPPERMAN
CPA

"NOT JUST YOUR ACCOUNTANT, YOUR PARTNERS IN SUCCESS"
e@edwardoppermancpa.com | www.edwardoppermancpa.com

INDEPENDENT AUDITOR'S REPORT ON THE SUPPLEMENTARY INFORMATION

The Board of Directors
KRK LIMITED
Carmel, Indiana

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as whole.

SHEDJAMA, INC.
dba Edward Opperman, CPA
Lafayette, Indiana
February 11, 2011

KRK LIMITED
COMPUTATION OF NET CAPITAL REQUIREMENTS
FOR THE YEAR ENDED DECEMBER 31, 2010
Schedule I

1. Total ownership equity from Statement of Financial Condition		$ 12,922
2. Deduct ownership equity not allowable for Net Capital		-
3. Total ownership equity qualified for Net Capital		$ 12,922
4. Add:		
a. Liabilities subordinated to claims of general creditors allowable in computation of net capital		-
b. Other deductions or allowable in computation of net capital		-
5. Total capital and allowable subordinated liabilities		12,922
6. Deductions and/or charges:		
a. Total nonallowable assets from Statement of Financial Condition	-	
b. Secured demand note deficiency	-	
c. Commodity futures contracts and spot commodities- proprietary capital charges	-	
d. Other deductions and/or charges	-	-
7. Other additions and/or allowable credits		-
8. Net capital before haircuts on securities positions		12,922
9. Haircuts on securities (computed, where applicable pursuant to 15c3-1 ((f))		
a. Contractual securities commitments	-	
b. Subordinated securities borrowings	-	
c. Trading and investments securities	-	
1. Exempted securities	-	
2. Debt securities	-	
3. Options	-	
4. Other securities	-	
d. Undue Concentrations	-	
e. Other	-	-
10. Net Capital		$ 12,922

The accompanying notes are an integral part of the financial statements.

KRK LIMITED
COMPUTATION OF NET CAPITAL REQUIREMENTS
FOR THE YEAR ENDED DECEMBER 31, 2010
Schedule I

COMPUTATION OF NET CAPITAL REQUIREMENTS

11. Minimum net capital requested (6 2/3% of line 18)		$	-
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirements of subsidiaries computed in accordance with Note A			5,000
13. Net capital requirement (greater of line 11 or 12)			5,000
14. Excess net capital (line 10 less 13)			7,922
15. Excess net capital at 100% (line 10 less 10% of line 18)		$	12,922
16. Total liabilities from Statement of Financial Condition		$	-
17. Add:			
a. Drafts for immediate credit	-		
b. Market value of securities borrowed for which no equivalent value is paid or credited	-		
c. Other unrecorded amounts (List)	-		-
18. Total aggregate indebtedness		$	-
19. Percentage of aggregate indebtedness to net capital (line 18 divided by line 10)			0.00%

The accompanying notes are an integral part of the financial statements.


CERTIFIED PUBLIC ACCOUNTANT & BUSINESS CONSULTANT
1901 Kossuth Street | Lafayette, IN 47905 | 765-588-4335
EDWARD OPPERMAN
CPA
"NOT JUST YOUR ACCOUNTANT, YOUR PARTNERS IN SUCCESS"
e@edwardoppermancpa.com | www.edwardoppermancpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
KRK LIMITED
Carmel, Indiana

We have audited KRK LIMITED's internal control over financial reporting as of December 31, 2010, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). KRK LIMITED's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying audit report. Our responsibility is to express an opinion on the Firm's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

(CONTINUED)

(CONTINUED)

In our opinion, KRK LIMITED, maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the balance sheets and the related statements of income, stockholders' equity and comprehensive income, and cash flows of KRK LIMITED, and our report dated February 11, 2011 expressed an unqualified opinion.



SHEDJAMA, INC.
dba Edward Opperman, CPA
Lafayette, Indiana
February 11, 2011